Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02049737

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 30 2002 WASH. D.C. 180 SECTION

22nd August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

<u>Mandarin Oriental International Limited (the "Company")</u>

We enclose for your information the following documents of the Company:-

(1) A copy of the Interim Report 2002; and

(2) A notification dated 22nd August 2002 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

encl.

dlw 9/6

F:\WIN\AR - IR\2002 IR\Stock Exchanges.doc\5

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back/Next › Other Announcements from this Company Send to a Friend

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Doc re Interim Report 2002
Released	10:22 22 Aug 2002
Number	2782A

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL INTERNATIONAL LIMITED

INTERIM REPORT 2002

Mandarin Oriental International Limited announces that its Interim Report for the six months ended 30th June 2002 has been posted to shareholders today, Thursday, 22nd August 2002, and is available on the Company's website at www.mandarinoriental.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

22nd August 2002

www.mandarinoriental.com

END

Close

‹ Back/Next ›

MANDARIN ORIENTAL
INTERNATIONAL LIMITED

interim report 2002



Mandarin Oriental Hotel Group is an international hotel investment and management group operating 21 deluxe and first class hotels and resorts worldwide including three under development in New York, Washington D.C., and Tokyo. The Group has equity interests in most of its properties and net assets of approximately US$900 million at 30th June 2002. Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda, listed in London, Singapore and Bermuda and has a sponsored American Depositary Receipt programme. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognised as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximising profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.

MANDARIN ORIENTAL INTERNATIONAL LIMITED

- Underlying profit improves despite declines in revenue
- Occupancy levels recover but rates remain soft
- New York hotel on schedule to open in late 2003

RESULTS

Prepared in accordance with IAS (unaudited) Six months ended 30th June				Prepared in accordance with IAS as modified by revaluation of leasehold properties (unaudited) Six months ended 30th June		
Change %	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	Change %
(4)	283	**272**	Combined total revenue of hotels under management	**272**	283	(4)
17	25	**29**	Profit before interest and tax	**30**	26	17
103	6	**12**	Profit after tax and minority interests	**12**	6	96
%	US¢	**US¢**		**US¢**	US¢	%
103	0.68	**1.38**	Earnings per share	**1.43**	0.73	96
n/a	0.50	–	Interim dividend per share	–	0.50	n/a

The Group's financial statements are prepared under International Accounting Standards ("IAS") which no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in the Chairman's Statement are based on this supplementary financial information unless otherwise stated.

OVERVIEW

Occupancy levels at most of our hotels recovered from the depressed conditions prevailing in the second half of last year. The combined total revenue from our hotels declined due to the continued weakness in average room rates, but prudent cost containment together with the favourable interest rate environment enabled us to achieve some improvement in underlying profit. Providing our guests with outstanding service in these challenging times remains as important as ever, and most of our hotels performed well against their competition.

PERFORMANCE

Consolidated profit before interest and tax for the six months ended 30th June 2002 was US$30 million, compared with US$26 million in the same period last year. The result includes a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. following the decision to proceed with the project. Despite an increase in borrowings to fund development projects, the Group's financing charges fell due to lower interest rates. Consolidated profit after tax and minority interests was US$12 million, compared with US$6 million in the first half of last year.

Earnings per share for the six months were US¢1.43, compared with US¢0.73 in the first six months of 2001. No interim dividend has been declared given the current uncertain environment and the Group's development commitments.

GROUP REVIEW

The Group's two Hong Kong hotels showed some improvement in occupancy, but the average room rates at Mandarin Oriental, Hong Kong and The Excelsior declined by 17% and 13%, respectively, compared with the first six months of 2001. Weak market conditions persisted in Manila and Jakarta. Total revenue at Mandarin Oriental Hyde Park increased by 11%, primarily due to its success in increasing occupancy from 60% to 69% despite a downturn in the luxury hotel sector. With its award-winning restaurant and spa, this is now firmly established as one of London's leading hotels. In New York, occupancy levels at 67% were up over last year, although rates remained soft, and the performance in Munich was satisfactory.

There were mixed performances among the Group's associate and managed hotels. Profitability in Macau, Geneva and Kuala Lumpur was enhanced as the revenue per available room rose. The Oriental, Bangkok also increased its contribution, while the Miami hotel did well to increase its revenue in a challenging local market. These improved contributions were partially offset by lower results from the hotels in Singapore, Hawaii and San Francisco, where occupancy levels were down on the first half of 2001.

DEVELOPMENTS

The Group's commitment to its long-term strategy of being one of the world's leading luxury hotel groups remains firmly in place, with new projects underway in three international cities. Construction of the AOL/Time Warner Center is continuing with the 251-room Mandarin Oriental, New York scheduled to open in late 2003. The development of a 400-room luxury hotel in Washington D.C. has commenced with completion expected in Spring 2004. Detailed planning for the development of a 171-room deluxe hotel in Tokyo, which the Group will operate under a long-term lease, is in progress. Other opportunities, including city centre hotels and destination resorts, are under consideration.

OUTLOOK

The second half of the year is traditionally stronger for many of our hotels, but uncertainty in the global economy continues to affect business and booking patterns remain shorter than usual.

Simon Keswick
Chairman
30th July 2002

consolidated profit and loss account

Prepared in accordance with IAS: Year ended 31st December 2001 US$m	Prepared in accordance with IAS (unaudited) Six months ended 30th June 2001 US$m	**2002 US$m**	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* (unaudited) Six months ended 30th June **2002 US$m**	2001 US$m	Year ended 31st December 2001 US$m
227.9	117.7	**111.8**	2	Revenue	**111.8**	117.7	227.9
(138.8)	(69.2)	**(67.6)**		Cost of sales	**(67.4)**	(69.0)	(138.4)
89.1	48.5	**44.2**		Gross profit	**44.4**	48.7	89.5
(16.8)	(8.6)	**(8.0)**		Selling and distribution costs	**(8.0)**	(8.6)	(16.8)
(45.8)	(21.7)	**(15.4)**		Administration expenses	**(15.4)**	(21.7)	(45.8)
26.5	18.2	**20.8**	3	Operating profit	**21.0**	18.4	26.9
13.5	6.9	**8.6**	4	Share of operating results of associates and joint ventures	**8.8**	7.1	13.8
40.0	25.1	**29.4**		Profit before interest and tax	**29.8**	25.5	40.7
(31.1)	(16.0)	**(14.2)**		Net financing charges	**(14.2)**	(16.0)	(31.1)
8.9	9.1	**15.2**		Profit before tax	**15.6**	9.5	9.6
(5.6)	(3.4)	**(3.4)**	5	Tax	**(3.4)**	(3.4)	(5.6)
3.3	5.7	**11.8**		Profit after tax	**12.2**	6.1	4.0
0.3	0.1	**–**		Minority interests	**–**	0.1	0.3
3.6	5.8	**11.8**		Profit after tax and minority interests	**12.2**	6.2	4.3
US¢	US¢	**US¢**			**US¢**	US¢	US¢
			6	Earnings per share			
0.42	0.68	**1.38**		– basic	**1.43**	0.73	0.50
0.42	0.68	**1.38**		– diluted	**1.43**	0.73	0.50

* The basis of preparation of this supplementary financial information is set out in note 1.

consolidated balance sheet

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
At	(unaudited)				(unaudited)		At
31st December	At 30th June				At 30th June		31st December
2001	2001	**2002**			**2002**	2001	2001
US$m	US$m	**US$m**	*Note*		**US$m**	US$m	US$m
				Net operating assets			
23.3	23.9	**22.6**		Goodwill	**22.6**	23.9	23.3
491.7	494.6	**527.8**	*7*	Tangible assets	**1,027.5**	1,051.7	990.0
187.7	187.9	**187.5**		Leasehold land payments	**–**	–	–
222.2	209.8	**246.8**		Associates and joint ventures	**265.8**	233.3	241.1
23.5	22.9	**24.7**		Other investments	**24.7**	22.9	23.5
13.8	13.6	**13.8**		Pension assets	**13.8**	13.6	13.8
2.9	2.5	**2.9**		Deferred tax assets	**2.9**	2.5	2.9
965.1	955.2	**1,026.1**		Non-current assets	**1,357.3**	1,347.9	1,294.6
3.0	3.1	**2.9**		Stocks	**2.9**	3.1	3.0
34.7	32.1	**32.7**		Debtors and prepayments	**32.7**	32.1	34.7
79.2	88.6	**75.2**		Cash at bank	**75.2**	88.6	79.2
116.9	123.8	**110.8**		Current assets	**110.8**	123.8	116.9
(39.7)	(40.2)	**(38.6)**		Creditors and accruals	**(38.6)**	(40.2)	(39.7)
(2.9)	(81.2)	**(5.6)**	*8*	Borrowings	**(5.6)**	(81.2)	(2.9)
(4.7)	(3.5)	**(4.8)**		Current tax liabilities	**(4.8)**	(3.5)	(4.7)
(47.3)	(124.9)	**(49.0)**		Current liabilities	**(49.0)**	(124.9)	(47.3)
69.6	(1.1)	**61.8**		Net current assets/(liabilities)	**61.8**	(1.1)	69.6
(448.1)	(359.0)	**(466.6)**	*8*	Long-term borrowings	**(466.6)**	(359.0)	(448.1)
(10.2)	(13.2)	**(10.9)**		Deferred tax liabilities	**(14.1)**	(15.9)	(12.9)
(0.8)	(0.8)	**(0.7)**		Pension liabilities	**(0.7)**	(0.8)	(0.8)
(4.6)	(3.9)	**(5.1)**		Other non-current liabilities	**(5.1)**	(3.9)	(4.6)
571.0	577.2	**604.6**			**932.6**	967.2	897.8
				Capital employed			
42.6	42.6	**42.6**		Share capital	**42.6**	42.6	42.6
88.7	88.7	**88.7**		Share premium	**88.7**	88.7	88.7
434.0	440.1	**461.9**		Revenue and other reserves	**788.0**	828.5	758.7
565.3	571.4	**593.2**		Shareholders' funds	**919.3**	959.8	890.0
5.7	5.8	**11.4**		Minority interests	**13.3**	7.4	7.8
571.0	577.2	**604.6**			**932.6**	967.2	897.8

No interim valuations of the Group's properties have been undertaken. Stated values at 30th June 2002 and 2001 reflect the values at the previous 31st December.

* The basis of preparation of this supplementary financial information is set out in note 1.

consolidated statement of changes in shareholders' funds

Prepared in accordance with IAS Year ended 31st December 2001 US$m	Prepared in accordance with IAS (unaudited) Six months ended 30th June 2001 US$m	Prepared in accordance with IAS (unaudited) Six months ended 30th June **2002** **US$m**	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* (unaudited) Six months ended 30th June **2002** **US$m**	Prepared in accordance with IAS as modified by revaluation of leasehold properties* (unaudited) Six months ended 30th June 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* Year ended 31st December 2001 US$m
590.0	590.0	**565.3**		At beginning of period	**890.0**	979.5	979.5
				Revaluation of properties			
(7.8)	–	–		– net revaluation deficit	–	–	(73.3)
1.7	–	–		– deferred tax	–	–	1.7
				Net exchange translation differences			
(8.9)	(16.0)	**16.1**		– amount arising in period	**17.1**	(17.5)	(8.9)
0.2	–	–		Fair value gains on financial assets	–	–	0.2
				Cash flow hedges			
(2.0)	(1.2)	–		– fair value losses	–	(1.2)	(2.0)
				Net gains/(losses) not recognised in			
(16.8)	(17.2)	**16.1**		consolidated profit and loss account	**17.1**	(18.7)	(82.3)
3.6	5.8	**11.8**		Profit after tax and minority interests	**12.2**	6.2	4.3
(11.5)	(7.2)	–	*9*	Dividends	–	(7.2)	(11.5)
565.3	571.4	**593.2**		At end of period	**919.3**	959.8	890.0

* The basis of preparation of this supplementary financial information is set out in note 1.

Prepared in accordance with IAS: Year ended 31st December 2001 US$m	Prepared in accordance with IAS (unaudited): Six months ended 30th June 2001 US$m	Prepared in accordance with IAS (unaudited): Six months ended 30th June **2002 US$m**	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* (unaudited): Six months ended 30th June **2002 US$m**	Prepared in accordance with IAS as modified by revaluation of leasehold properties* (unaudited): Six months ended 30th June 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Year ended 31st December 2001 US$m
				Operating activities			
26.5	18.2	**20.8**		Operating profit	**21.0**	18.4	26.9
15.5	8.1	**7.6**		Depreciation	**7.6**	8.1	15.5
0.4	0.2	**0.2**		Amortisation of leasehold land payments	**–**	–	–
1.2	0.5	**0.8**		Amortisation of goodwill	**0.8**	0.6	1.2
1.0	(0.5)	**(4.8)**		Non-cash items	**(4.8)**	(0.5)	1.0
(1.7)	(2.7)	**0.8**		Decrease/(Increase) in working capital	**0.8**	(2.7)	(1.7)
3.7	2.2	**0.4**		Interest received	**0.4**	2.2	3.7
(31.4)	(16.4)	**(12.1)**		Interest and other financing charges paid	**(12.1)**	(16.4)	(31.4)
(7.3)	(5.2)	**(1.4)**		Tax paid	**(1.4)**	(5.2)	(7.3)
7.9	4.5	**12.3**			**12.3**	4.5	7.9
5.8	3.0	**3.2**		Dividends from associates and joint ventures	**3.2**	3.0	5.8
13.7	7.5	**15.5**		Cash flows from operating activities	**15.5**	7.5	13.7
				Investing activities			
(22.8)	(9.9)	**(15.6)**		Investments in and loans to associates and joint ventures	**(15.6)**	(9.9)	(22.8)
0.6	–	**1.3**		Repayment of loan to joint ventures	**1.3**	–	0.6
(1.5)	(0.7)	**(0.8)**		Purchase of other investments	**(0.8)**	(0.7)	(1.5)
(15.0)	(10.2)	**(22.2)**		Purchase of tangible assets	**(22.2)**	(10.2)	(15.0)
(38.7)	(20.8)	**(37.3)**		Cash flows from investing activities	**(37.3)**	(20.8)	(38.7)
				Financing activities			
0.1	–	**4.7**		Capital contribution from minority interests	**4.7**	–	0.1
247.3	9.6	**13.0**		Drawdown of borrowings	**13.0**	9.6	247.3
(231.5)	(0.2)	**(0.3)**		Repayment of borrowings	**(0.3)**	(0.2)	(231.5)
(11.5)	(7.2)	**–**	9	Dividends paid by the Company	**–**	(7.2)	(11.5)
4.4	2.2	**17.4**		Cash flows from financing activities	**17.4**	2.2	4.4
(0.2)	(0.4)	**0.7**		Effect of exchange rate changes	**0.7**	(0.4)	(0.2)
(20.8)	(11.5)	**(3.7)**		Net decrease in cash and cash equivalents	**(3.7)**	(11.5)	(20.8)
99.4	99.4	**78.6**		Cash and cash equivalents at beginning of period	**78.6**	99.4	99.4
78.6	87.9	**74.9**		Cash and cash equivalents at end of period	**74.9**	87.9	78.6

* The basis of preparation of this supplementary financial information is set out in note 1.

1 ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2001 annual financial statements. As in 2001, the Group is required to account for leasehold land at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 4 to 7 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

2 REVENUE

	Prepared in accordance with IAS Six months ended 30th June **2002** **US$m**	 2001 US$m
By geographical area		
– Hong Kong & Macau	**59.1**	66.1
– Southeast Asia	**13.8**	13.3
– Europe	**23.1**	21.3
– The Americas	**15.8**	17.0
	111.8	117.7

3 OPERATING PROFIT

By geographical area		
– Hong Kong & Macau	**8.6**	12.9
– Southeast Asia	**2.2**	1.3
– Europe	**3.9**	3.0
– The Americas	**6.1**	1.0
	20.8	18.2

4 SHARE OF OPERATING RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IAS Six months ended 30th June 2002 US$m	2001 US$m
By geographical area		
– Hong Kong & Macau	**1.3**	1.0
– Southeast Asia	**5.3**	4.7
– Europe	**1.2**	0.9
– The Americas	**0.8**	0.3
	8.6	6.9

5 TAX

	2002 US$m	2001 US$m
– Company and subsidiaries	**2.5**	2.3
– Associates and joint ventures	**0.9**	1.1
	3.4	3.4

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes a United Kingdom tax charge of US$5,000 (2001: tax credit of US$500,000).

6 EARNINGS PER SHARE

Basic earnings per share are calculated on profit after tax and minority interests of US$11.8 million (2001: US$5.8 million) and on the weighted average number of 851.5 million (2001: 851.5 million) shares in issue during the period. The weighted average number excludes the Company's shares held by the Trustee under the Company's Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions 2002	2001
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration	**0.1**	1.6
Weighted average number of shares for diluted earnings per share	**851.6**	853.1

7 TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	Prepared in accordance with IAS		
	At 30th June		At 31st December
	2002	2001	2001
	US$m	US$m	US$m
Opening net book value	**491.7**	513.8	513.8
Translation differences	**16.8**	(18.0)	(9.3)
Additions	**26.9**	6.9	10.7
Disposals	**–**	–	(0.2)
Depreciation	**(7.6)**	(8.1)	(15.5)
Revaluation deficit	**–**	–	(7.8)
Closing net book value	**527.8**	494.6	491.7
Capital commitments	**115.3**	30.2	26.7

8 BORROWINGS

Bank loans	**392.4**	361.7	371.9
6.75% convertible bonds	**72.1**	70.9	71.4
Finance lease	**7.7**	7.6	7.7
	472.2	440.2	451.0
Current	**5.6**	81.2	2.9
Long-term	**466.6**	359.0	448.1
	472.2	440.2	451.0

9 DIVIDENDS

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
No final dividend in respect of 2001 (2000: US¢0.85 per share)	**–**	7.2

No interim dividend in respect of 2002 is proposed (2001: US¢0.50 per share amounting to US$4.3 million).

Press releases and other financial information on the Company can be accessed through the Internet at "www.mandarinoriental.com".

mandarin oriental hotel group addresses

Mandarin Oriental Hotel Group
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2895 9288
Facsimile +852 2837 3500
www.mandarinoriental.com

ASIA-PACIFIC

The Oriental, Bangkok
48 Oriental Avenue
Bangkok 10500, Thailand
Telephone +66 (2) 659 9000
Facsimile +66 (2) 659 0000
E-mail: orbkk-reservations@mohg.com

Mandarin Oriental, Hong Kong
5 Connaught Road
Central, Hong Kong
Telephone +852 2522 0111
Facsimile +852 2810 6190
E-mail: mohkg-reservations@mohg.com

Mandarin Oriental, Jakarta
Jalan M H Thamrin
PO Box 3392
Jakarta 10310, Indonesia
Telephone +62 (21) 3983 8888
Facsimile +62 (21) 3983 8889
E-mail: mojkt-reservations@mohg.com

Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
PO Box 10905
50088 Kuala Lumpur, Malaysia
Telephone +60 (3) 380 8888
Facsimile +60 (3) 380 8833
E-mail: mokul-reservations@mohg.com

Mandarin Oriental, Macau
956-1110 Avenida da Amizade
PO Box 3016, Macau
Telephone +853 567 888
Facsimile +853 594 589
E-mail: momfm-reservations@mohg.com

Mandarin Oriental, Manila
Makati Avenue, Makati 1226
Metro Manila, Philippines
Telephone +63 (2) 750 8888
Facsimile +63 (2) 817 2472
E-mail: momnl-reservations@mohg.com

The Oriental, Singapore
5 Raffles Avenue, Marina Square
Singapore 039797
Telephone +65 6338 0066
Facsimile +65 6339 9537
E-mail: orsin-reservations@mohg.com

Hotel Majapahit,
Mandarin Oriental, Surabaya
65 Jalan Tunjungan
Surabaya, Indonesia 60275
Telephone +62 (31) 545 4333
Facsimile +62 (31) 545 4111
E-mail: mosub-reservations@mohg.com

The Excelsior, Hong Kong
281 Gloucester Road
Causeway Bay, Hong Kong
Telephone +852 2894 8888
Facsimile +852 2895 6459
E-mail: exhkg-reservations@mohg.com

Mandarin Oriental, Tokyo (2006)

EUROPE

Mandarin Oriental Hotel du Rhône, Geneva
Quai Turrettini I
1201 Geneva, Switzerland
Telephone +41 (22) 909 0000
Facsimile +41 (22) 909 0010
E-mail: mogva-reservations@mohg.com

Mandarin Oriental Hyde Park, London
66 Knightsbridge
London, SW1X 7LA
United Kingdom
Telephone +44 (20) 7235 2000
Facsimile +44 (20) 7235 2001
E-mail: molon-reservations@mohg.com

Mandarin Oriental, Munich
Neuturmstrasse 1
80331 Munich, Germany
Telephone +49 (89) 290 980
Facsimile +49 (89) 222 539
E-mail: momuc-reservations@mohg.com

THE AMERICAS

Elbow Beach, Bermuda
60 South Shore Road
Paget Parish, Bermuda PG 04
Telephone +1 (441) 236 3535
Facsimile +1 (441) 236 8043
E-mail: ebbda-reservations@mohg.com

Turnberry Isle Resort & Club, Florida
19999 West Country Club Drive
Aventura, Florida 33180-2401, USA
Telephone +1 (305) 932 6200
Facsimile +1 (305) 933 6560
E-mail: tifla-reservations@mohg.com

Kahala Mandarin Oriental, Hawaii
5000 Kahala Avenue
Honolulu
Hawaii 96816-5498, USA
Telephone +1 (808) 739 8888
Facsimile +1 (808) 739 8800
E-mail: mohnl-reservations@mohg.com

Mandarin Oriental, Miami
500 Brickell Key Drive
Miami, Florida 33131, USA
Telephone +1 (305) 913 8288
Facsimile +1 (305) 913 8300
E-mail: momia-reservations@mohg.com

The Mark, New York
Madison Avenue at East 77th Street
New York, NY 10021, USA
Telephone +1 (212) 744 4300
Facsimile +1 (212) 744 2749
E-mail: tmnyc-reservations@mohg.com

Mandarin Oriental, San Francisco
222 Sansome Street
San Francisco
California 94104-2792, USA
Telephone +1 (415) 276 9888
Facsimile +1 (415) 433 0289
E-mail: mosfo-reservations@mohg.com

Mandarin Oriental, New York (Late 2003)
One Central Park at Columbus Circle
8 West 60th Street, New York, USA

For further information, please contact:
Mandarin Oriental Hotel Group
Regional Sales office Eastern USA
509 Madison Avenue, Suite 1800
New York, NY 10022, USA
Telephone +1 (212) 207 8880
Facsimile +1 (212) 207 8886
E-mail: monyc-enquiries@mohg.com

Mandarin Oriental, Washington D.C. (Spring 2004)
1330 Maryland Avenue, SW
Washington, DC 20024, USA

For further information, please contact:
Mandarin Oriental Hotel Group
Regional Sales office Eastern USA
509 Madison Avenue, Suite 1800
New York, NY 10022, USA
Telephone +1 (212) 207 8880
Facsimile +1 (212) 207 8886

MANDARIN ORIENTAL
THE HOTEL GROUP SM

Mandarin Oriental International Limited

Jardine House, Hamilton, Bermuda